John-Paul Motley

T: +1 213 561 3204

jpmotley@cooley.com

VIA EDGAR

May 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li, Rufus Decker

Re:	Air Lease Corporation

Form 10-K for Fiscal Year Ended December 31, 2024

File No. 001-35121

Ladies and Gentlemen:

On behalf of our client, Air Lease Corporation (the “Company”), we submit this letter in response to the verbal comments (the “Verbal Comments”) received in a telephone conversation between the Company and the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 15, 2025 regarding the Company’s response to Comments #1 and #2 in the Company’s letter dated May 7, 2025, responding to the letter dated April 30, 2025 from the Staff to the Company commenting on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on February 13, 2025. Set forth below is the Company’s response to the Verbal Comments. The Staff’s Verbal Comments are repeated in bold and are followed by the Company’s responses.

Verbal Comments of the Staff communicated on May 15, 2025

1.

For the Company’s presentation of “Other assets” in its consolidated balance sheets, the Staff will not object to the presentation if it is revised to disclose, as separate line items, the Company’s flight equipment held for sale and net investment in sales-type leases. Similarly, for the Company’s presentation of “Security deposits and maintenance reserves on flight equipment leases” in its consolidated balance sheets, the Staff will not object to the presentation if it revised to disclose “Security deposits on flight equipment leases” and “Maintenance reserves on flight equipment leases” as separate line items.

Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2025 and in future filings with the Commission, the Company will present flight equipment held for sale, net investment in sales-type leases, security deposits on flight equipment leases and maintenance reserves on flight equipment leases as separate line items on its consolidated balance sheets. In addition, the Company will include footnote disclosure showing the disaggregated components included in “Other assets” and “Accrued interest and other payables” in the Company’s consolidated balance sheets. Please refer to Appendix A for the proposed revised disclosures.

2.

For the Company’s presentation of “Revenues” in its consolidated statements of income and other comprehensive income, the Staff will not object to the presentation if it is revised to (i) disaggregate, as separate line items, “Lease rentals” and “Maintenance rentals and other receipts” within the Company’s “Rental of flight equipment” line item, and (ii) the caption is revised from “Revenues” to “Revenues and other income.”

Cooley LLP 355 South Grand Avenue Suite 900 Los Angeles, CA 90071

t: +1 213 561 3250 f: +1 213 561 3244 cooley.com

May 28,2025 Page Two

Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2025 and in future filings with the Commission, the Company will disaggregate “Rental of flight equipment” revenue into separate line items that disclose “Lease rentals” revenue and “Maintenance rentals and other receipts” revenue on its consolidated statements of income and other comprehensive income. Please refer to Appendix A for the proposed revised disclosures.

* * *

Please do not hesitate to contact me at (213) 561-3204 or via e-mail at jpmotley@cooley.com if you have any questions.

Sincerely, /s/ John-Paul Motley John-Paul Motley Cooley LLP

cc:	John L. Plueger, Air Lease Corporation

Gregory B. Willis, Air Lease Corporation

Carol Forsyte, Air Lease Corporation

Logan Tiari, Cooley LLP

Cooley LLP 355 South Grand Avenue Suite 900 Los Angeles, CA 90071

t: +1 213 561 3250 f: +1 213 561 3244 cooley.com

Appendix A

Air Lease Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value amounts)

	June 30, 2025		December 31, 2024
(unaudited)
Assets
Cash and cash equivalents	[	*]	[	*]
Restricted cash	[	*]	[	*]
Flight equipment subject to operating leases	[	*]	[	*]
Less accumulated depreciation	[	*]	[	*]

	[	*]	[	*]
Deposits on flight equipment purchases	[	*]	[	*]
Flight equipment held for sale	[	*]	[	*]
Net investment in sales-type leases	[	*]	[	*]
Other assets	[	*]	[	*]

Total assets	[	*]	[	*]

Liabilities and Shareholders’ Equity	[	*]	[	*]
Accrued interest and other payables	[	*]	[	*]
Security deposits on flight equipment leases	[	*]	[	*]
Maintenance reserves on flight equipment leases	[	*]	[	*]
Debt financing, net of discounts and issuance costs	[	*]	[	*]
Rentals received in advance	[	*]	[	*]
Deferred tax liability	[	*]	[	*]

Total liabilities	[	*]	[	*]

Air Lease Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(In thousands, except share and per share amounts)

Three Months Ended June 30,
	2025		2024
(unaudited)
Revenues and other income
Rental of flight equipment revenue
Lease rentals	[	*]	[	*]
Maintenance rentals and other receipts	[	*]	[	*]

Total rental of flight equipment revenue	[	*]	[	*]
Gain on aircraft sales and trading and other income	[	*]	[	*]

Total revenues and other income	[	*]	[	*]

Air Lease Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note [*]. Other Assets

Other assets consisted of the following as of June 30, 2025 and December 31, 2024:

	June 30, 2025		December 31, 2024
(in thousands)
Lease incentives, net	[	*]	[	*]
Straight-line rentals and prepaid expenses	[	*]	[	*]
Lease receivables	[	*]	[	*]
Buyer furnished equipment	[	*]	[	*]
Investments in managed vehicles	[	*]	[	*]
Capitalized interest	[	*]	[	*]
Other assets	[	*]	[	*]

	[	*]	[	*]

Note [*]. Accrued Interest and Other Payables

Accrued interest and other payables consisted of the following as of June 30, 2025 and December 31, 2024:

	June 30, 2025		December 31, 2024
(in thousands)
Purchase deposits on aircraft sales	[	*]	[	*]
Lessor contributions	[	*]	[	*]
Accounts payable and accrued expenses	[	*]	[	*]
Accrued interest	[	*]	[	*]
Other liabilities	[	*]	[	*]

	[	*]	[	*]